UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number 001-34873

ChinaCache International Holdings Ltd.

(Translation of registrant’s name into English)

Section A, Building 3, Dian Tong Creative Square

No. 7 Jiuxianqiao North Road, Chaoyang District

Beijing, 100015, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 3, 2020, ChinaCache Holding Ltd. (“ChinaCache” or the “Company”) announced that its Board of Directors approved the Letter of Intent (“LOI”) with BaishanCloud Technology Co., Limited (” BaishanCloud”). Subject to the terms and conditions, the Company is willing to sell all equity interests of ChinaCache Networks (UK) Limited and ChinaCache North America, Inc. (“Target Shares”) to BaishanCloud and BaishanCloud will purchase the Target Shares. After execution of this LOI, both parties shall proceed in good faith to complete the negotiation and execution of the definitive transaction documents as expeditiously as possible. Except for the provisions with regards to confidentiality, term of validity, no binding agreement, applicable law and arbitration, and miscellaneous, the LOI is not legally binding on the parties. Any conclusion of definitive transaction documents by the Company related to such transaction will be subject to the approval of the Board or other approval requirements, if applicable.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2020	ChinaCache International Holdings Ltd.

	By:	/s/ Tong Tian
Tong Tian
Finance Vice President